Exhibit 99.1

IAMGOLD reports third quarter 2015 operating results; lowers cash costs and all-in sustaining costs guidance

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.
Refer to the Management Discussion and Analysis (MD&A) and Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2015 for more information.

TORONTO, Nov. 3, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today reports its financial and operating results for the third quarter ended September 30, 2015.

"We're making excellent progress in further reducing all-in sustaining costs and this has allowed us to lower our cost guidance for 2015," said Steve Letwin, President and CEO of IAMGOLD. "Essakane's performance has been exemplary with all-in sustaining costs dropping to $922 an ounce in the quarter, $227 an ounce lower than a year ago. Against a backdrop of low and uncertain gold prices, Rosebel has taken steps to reduce labour costs to better align with its production profile.

"Essakane achieved record production with a 29% increase from a year ago and up 20% from the second quarter," continued Mr. Letwin. "The additional ore from the Falagountou satellite deposit has been a significant contributor. At Rosebel, we are looking at ways to increase throughput, including further improvements to the milling process. Westwood is doing a great job with rehabilitation and underground development and the mine planning process is nearing completion. In January, we expect to communicate positive news about the forward path for Westwood. With IAMGOLD having produced 607,000 ounces year-to-date, we are on track to meet our guidance for 2015. Our balance sheet remains strong and we continue to evaluate investment opportunities that enhance cash flow and deliver attractive rates of return."

Third Quarter 2015 Overview:

  Attributable gold production of 197,000 oz; with gold sales of 186,000 oz.
  All-in sustaining costs1 of $1,027/oz; lower than $1,076/oz in Q2/15 and $1,115/oz in Q3/14.
  Total cash costs1 of $791/oz; lower than $817/oz in Q2/15 and $851/oz in Q3/14.
  Cash, cash equivalents and gold bullion (at market value) of $783.4 million at Sept. 30, 2015.
  Record production at Essakane - up 29% from Q3/14 - and reduced AISC by $227/oz.
  Significant progress on development and rehabilitation at Westwood following the seismic event in May 2015. Revised life-of-mine plan expected in January 2016.
  Reduced cash costs and all-in sustaining costs guidance for 2015
    Total cash costs lowered from $850-$900 to $825-$865/oz.
    All-in sustaining costs lowered from $1,075-$1,175 to $1,050-$1,150/oz.
  Maintaining total production guidance at 780,000 to 815,000 oz.
  Initial delineation drilling program at the Diakha prospect in Mali completed; incorporating results into resource model to support an initial resource estimate by the end of 2015.
  IAMGOLD does not expect to be required under the indenture to offer to purchase any of its senior unsecured notes at par.

Subsequent to Quarter-end:

  October 8, 2015 – Announced that Rosebel has begun the process to reduce its employee base by approximately 10% as part of our continuing focus on cost reduction.
  October 26, 2015 – IAMGOLD filed, in France, a friendly tender offer to purchase the 14% of EURO Ressources S.A. not already owned by the Company, subject to regulatory approval.
  October 30, 2015 – Amended agreement with TomaGold Corporation to earn an immediate 50% interest in the Monster Lake project (refer to "Exploration" section for more information).
SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2015	2014	2015	2014
Continuing Operations
Revenues	$207.6	$286.7	$678.8	$735.4
Cost of sales	$227.6	$261.4	$688.1	$653.4
Earnings (loss) from operations[1]	$(20.0)	$25.3	$(9.3)	$82.0
Net loss including discontinued operations attributable to equity holders of IAMGOLD	$(83.8)	$(72.5)	$(79.4)	$(84.8)
Net loss including discontinued operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.21)	$(0.19)	$(0.20)	$(0.23)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD[1]	$(46.9)	$0.2	$(104.4)	$21.0
Adjusted net earnings (loss) including discontinued operations per share ($/share)[1]	$(0.12)	$—	$(0.27)	$0.05
Net cash from operating activities including discontinued operations	$9.8	$115.3	$71.5	$240.2
Net cash from operating activities before changes in working capital including discontinued operations[1]	$34.9	$88.9	$135.3	$223.6
Net cash from operating activities before changes in working capital including discontinued operations ($/share)[1]	$0.09	$0.24	$0.35	$0.59
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$1.2	$12.0	$41.8	$36.0
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.01	$0.03	$0.11	$0.09
Key Operating Statistics
Gold sales – attributable (000s oz)	186	233	589	601
Gold commercial production – attributable (000s oz)	197	225	607	593
Gold production – attributable[2] (000s oz)	197	225	607	603
Average realized gold price[1] ($/oz)	$1,121	$1,272	$1,180	$1,281
Total cash costs[1,3] ($/oz)	$791	$851	$818	$871
Gold margin[1] ($/oz)	$330	$421	$362	$410
All-in sustaining costs[1] ($/oz)	$1,027	$1,115	$1,074	$1,138

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A.
[2]	Attributable gold production includes Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.
[3]	The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.

THIRD QUARTER 2015 HIGHLIGHTS

Financial Performance

  Revenues from continuing operations for the third quarter 2015 were $207.6 million, down $79.1 million or 28% from the same prior year period. The decrease was mainly the result of lower sales volume at Westwood ($39.4 million) and Rosebel ($18.9 million) due to lower production, a lower realized gold price ($27.7 million), the closure of Mouska in 2014 ($9.0 million), and lower royalties following the sale of the Diavik royalty asset ($2.0 million), partially offset by higher gold sales at Essakane ($18.4 million).
  Cost of sales from continuing operations for the third quarter 2015 was $227.6 million, down $33.8 million or 13% from the same prior year period. The decrease was the result of lower operating costs ($35.6 million) and lower royalties due to a lower realized gold price ($2.7 million), partially offset by higher depreciation expense ($4.5 million). Lower operating costs in the third quarter 2015 reflect continued progress in improving mining and milling efficiencies and reducing overhead costs.
  Depreciation expense from continuing operations for the third quarter 2015 was $68.3 million, up $4.5 million or 7% from the same prior year period, primarily due to higher production at Essakane.
  Income tax expense from continuing operations for the third quarter 2015 was $8.0 million, down $53.5 million or 87% from the same prior year period. Taxes were significantly higher in the third quarter 2014 due to the agreement to sell Niobec, which triggered a non-cash deferred tax expense ($72.0 million). The decrease was partially offset by an increase in the non-cash deferred tax expense ($10.5 million) as a result of the strengthening U.S. dollar. This reduced the tax base of mining assets in foreign jurisdictions, which lowered the future estimated tax deductions available when translated into U.S. dollars.
  Net loss from continuing operations attributable to equity holders for the third quarter 2015 was $85.0 million ($0.22 per share), up $0.5 million from the same prior year period. The increase was mainly due to lower revenues ($79.1 million) and higher non-hedge derivative losses ($22.1 million), partially offset by lower income tax expense ($53.5 million), lower cost of sales ($33.8 million), lower exploration expense ($3.7 million), lower general and administrative expense ($2.9 million), lower net loss from associates and joint ventures ($2.8 million) and higher foreign exchange gains ($2.2 million).
  Net earnings for Niobec were presented separately as net earnings from discontinued operations, net of income taxes in the Consolidated statements of earnings. Comparative periods have been adjusted accordingly. Net earnings from discontinued operations for the third quarter 2015 were $1.2 million after the final working capital adjustment, down $10.8 million from the same prior year period. The decrease was the result of the sale of Niobec in the first quarter 2015.
  Adjusted net loss including discontinued operations attributable to equity holders1 for the third quarter 2015 was $46.9 million ($0.12 per share1), down from adjusted net earnings of $0.2 million for the same prior year period.
  Net cash from operating activities including discontinued operations for the third quarter 2015 was $9.8 million, down $105.5 million from the same prior year period. The decrease was mainly due to lower earnings from operations ($50.4 million), which included the absence of earnings from Niobec following its sale in the first quarter 2015, higher inventory ($28.4 million), net settlement of derivatives ($14.7 million) and higher receivables ($7.8 million).
  Net cash from operating activities before changes in working capital1, including discontinued operations, for the third quarter 2015 was $34.9 million ($0.09 per share1), down $54.0 million ($0.15 per share) from the same prior year period.

Financial Position

  Cash, cash equivalents and gold bullion (at market value) were $783.4 million as at September 30, 2015 compared with $836.4 million as at June 30, 2015. The decrease was mainly due to spending on property, plant and equipment ($42.1 million), purchase of long-term debt ($7.0 million) and a decrease in the market value of gold bullion ($7.2 million), partially offset by cash generated from operating activities ($6.9 million).

Production and Costs

  Attributable gold production was 197,000 ounces, inclusive of joint venture operations, in the third quarter 2015 compared to 225,000 ounces in the third quarter 2014. The lower production was mainly due to lower production at Westwood (33,000 ounces), lower grades at Rosebel (13,000 ounces) and Sadiola (4,000 ounces), closure of Mouska (1,000 ounces) and closure of Yatela (1,000 ounces), partially offset by higher production at Essakane (24,000) due to higher throughput and higher grades.
  Attributable gold sales of 186,000 ounces, inclusive of joint venture operations, for the third quarter 2015 was below attributable gold production of 197,000 ounces, due to the timing of sales (7,000 ounces) and a temporary delay in an end-of-quarter shipment at Essakane due to the political circumstances in Burkina Faso (4,000 ounces).
  Total cash costs for the third quarter 2015 were $791 per ounce produced, down $60 an ounce from the third quarter 2014. The decrease was due to the favourable impact on production from higher grades and throughput at Essakane, as well as lower operating costs at Rosebel, Essakane and Sadiola. Partially offsetting these improvements were lower grades at Rosebel and lower production at Westwood. Total cash costs for the third quarter included:
    Realized hedge and non-hedge derivative losses, which increased total cash costs by $65 per ounce ($nil for Q3/14).
    Normalization of Westwood's costs by $15.0 million due to the production interruption, which reduced total cash costs by $76 per ounce at the consolidated level.
  All-in sustaining costs were $1,027 per ounce sold in the third quarter 2015, down $88 an ounce from the third quarter 2014. The improvement was due to lower cash costs and lower sustaining capital expenditures. All-in sustaining costs for the third quarter included:
    Realized hedge and non-hedge derivative losses, which increased all-in sustaining costs by $73 per ounce ($nil for Q3/14).
    Normalization of Westwood's cash costs by $15.0 million due to the production interruption, which reduced all-in sustaining costs by $80 per ounce at the consolidated level.

Commitment to Zero Harm Continues

  Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2), for the third quarter 2015 was 0.32 compared to the target of 0.69. The lower DART rate in the third quarter 2015 was largely due to the exceptional health and safety performance at Rosebel.

Outlook for 2015

Production and Cost Guidance

  While maintaining our 2015 gold production guidance of 780,000-815,000 attributable ounces, we are increasing Essakane's guidance to 365,000-380,000 and lowering Westwood's to 55,000-65,000 ounces. The increase in Essakane's guidance reflects record performance in the third quarter due to favourable grades and strong throughput with the optimization of the expanded mill. Production guidance for Westwood has been reduced following lower than originally planned production in the third quarter 2015. We decided at Westwood to direct mine resources on development and rehabilitation activities in the third quarter.
  We are reducing our cash cost guidance from $850 - $900 to $825 - $865/oz and reducing our all-in sustaining cost guidance from $1,075 - $1,175 to $1,050 - $1,150/oz. The revised ranges include the benefit of cost reductions achieved to date. Costs for the remainder of the year are expected to trend higher due to processing higher proportions of hard rock at Essakane and Rosebel.

Depreciation

  We have lowered the range of the 2015 depreciation guidance from $285 - $295 million to $270 - $275 million.

ATTRIBUTABLE GOLD PRODUCTION, ALL-IN SUSTAINING (AISC) AND TOTAL CASH COSTS

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended September 30,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	70	83	$866	$828	$1,111	$1,048
Essakane (90%)	107	83	747	861	922	1,149
Westwood(100%)[2]	2	36	1,438	753	1,751	859
	179	202	801	828	1,056	1,109
Joint ventures
Sadiola (41%)	17	21	661	971	695	1,077
Yatela (40%)	1	2	1,032	1,738	1,031	1,984
	18	23	690	1,050	721	1,168
Total commercial operations	197	225	791	851	1,027	1,115
Cash costs, excluding royalties			740	792
Royalties			51	59
Total cash costs			$791	$851
All-in sustaining costs					$1,027	$1,115

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.
[2]	Amounts for 2014 include the Mouska Mine, which closed in the third quarter 2014.

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Nine months ended September 30,	2015	2014	2015	2014	2015	2014
Continuing operations
Owner-operator
Rosebel (95%)	217	231	$860	$856	$1,082	$1,094
Essakane (90%)	285	243	768	860	972	1,098
Westwood (100%)[3]	47	47	1,003	690	1,297	851
	549	521	824	843	1,102	1,131
Joint ventures
Sadiola (41%)	53	64	740	1,004	780	1,091
Yatela (40%)	5	8	968	1,607	1,006	1,920
	58	72	760	1,075	800	1,189
Total commercial operations	607	593	818	871	1,074	1,138
Westwood (100%)	—	10	—	—	—	—
	607	603	818	871	1,074	1,138
Cash costs, excluding royalties			768	809
Royalties			50	62
Total cash costs			$818	$871
All-in sustaining costs					$1,074	$1,138

[1]

This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A. Consists of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces.
[3]	Amounts for 2014 include the Mouska Mine, which closed in the third quarter 2014.

THIRD QUARTER 2015 - OPERATIONS ANALYSIS BY MINE SITE
(Refer to the third quarter MD&A for further details and analyses of our operations.)

Westwood Mine – Canada (IAMGOLD Interest – 100%)

Subsequent to the May 26th seismic event at Westwood, we carried out a thorough review to refine our hypothesis as to the cause, and to develop the plan forward. The review, conducted by internal technical experts and specialized external consultants, entailed the collection of data, the development of numerical models and field observations. The exhaustive study included the examination of seismic history, stress distribution, mine sequencing, drilling and geological mapping. The knowledge acquired through the review enabled us to develop a recovery plan for rehabilitating the affected zone and to enhance the design strategy for ground control and the mining of new areas.

During the review, mining activity outside of the affected zone was undertaken at a moderate pace until our understanding of the original event was improved. Many mining employees were diverted from stoping activities to development activities. A reorganization at the site to support the revised mining plan, included a reduction in the number of contract employees and, given the production level at this time, some rationalization of the mill workforce.

In the third quarter, the results of our review and our remediation plan and enhanced strategy for mining and ground control were reviewed by an independent panel of geotechnical experts. The outcome of the review was positive, and is now being reviewed by provincial authorities. We are now nearing completion of our life-of-mine plan. Our objective is to communicate the revised plan for Westwood in January 2016.

Production in the third quarter was limited to 2,000 ounces, bringing year-to-date production to 47,000 ounces. In light of the lower production in the quarter we have reduced our guidance for the year from 60,000 - 75,000 ounces to 55,000 - 65,000 ounces.

In accordance with International Financial Reporting Standards, and as was done in the previous quarter, costs attributed to inventory were reduced by $15.0 million to normalize for the amount of fixed overhead allocated on a per unit basis as a consequence of the low quarterly production. As a result, third quarter 2015 total cash costs per ounce produced and all-in sustaining costs per ounce sold were reduced by $7,442 per ounce and $6,374 per ounce, respectively, resulting in normalized cash costs of $1,438 per ounce and all-in sustaining costs of $1,751 per ounce.

We continue to expect Westwood's all-in sustaining costs for 2015 to be within the range of $1,300 to $1,400 per ounce sold. Due to the low level of production expected for Westwood in 2015, we do not expect the higher cost guidance to have a material impact on consolidated unit costs.

Rosebel Mine – Suriname (IAMGOLD Interest – 95%)

At 70,000 attributable ounces, Rosebel's gold production in the third quarter 2015 remained virtually unchanged from the previous quarter's 71,000 ounces.

Compared to the third quarter 2014, production was 16% lower due to lower throughput and grades.  Mill throughput was lower than the same prior year period due to lower mill circuit availability as a result of a planned mill shutdown during the quarter. Gold grades were 6% lower than the same prior year period due to pit sequencing.

Third quarter 2015 total cash costs were $866 per ounce produced and all-in sustaining costs $1,111 per ounce sold, compared to $864 per ounce and $1,104 per ounce, respectively, in the second quarter 2015.

Compared to the third quarter 2014, cash costs per ounce produced increased 5% due to lower production. Higher sustaining capital expenditures and lower sales resulted in a 6% increase in all-in sustaining costs from the same prior year period. Sustaining capital expenditures in the third quarter 2015 were $14.8 million, up $3.0 million from the same prior year period.

On October 8, 2015, we announced that Rosebel had begun the process to reduce its employee base by 10%. While unit costs have benefitted from lower power costs and operational enhancements initiated in 2014, this reduction in labour costs is important to ensure the mine's long-term viability in the current gold price environment.

The drilling program at Rosebel continues to target higher-grade, softer rock in the vicinity of the Rosebel operation and on the Sarafina Option property, with results assessed on an ongoing basis. We continue to evaluate possible transactions for other prospective properties with the potential for higher-grade, softer rock mineral resources.

Essakane Mine - Burkina Faso (IAMGOLD Interest – 90%)

In the third quarter 2015, Essakane achieved record gold production of 107,000 attributable ounces, which was up 20% from the second quarter 2015. This was due to a 19% increase in mill throughput which was mainly the result of ore from the Falagountou satellite deposit, which commenced mining towards the end of the second quarter 2015.

Compared to the third quarter 2014, production was 29% higher due to higher grades and a 22% increase in mill throughput. Mill throughput was higher as the proportion of soft rock milled was 19% in the third quarter 2015 compared to 5% in the same prior year period. This reflects the additional ore from the Falagountou satellite deposit.

Given Essakane's record production in the third quarter, we are increasing Essakane's production guidance from 360,000 - 370,000 ounces to 365,000 - 380,000 ounces.

Total cash costs in the third quarter 2015 were $747 per ounce produced and all-in sustaining costs $922 per ounce sold, compared to $802 per ounce and $1,022 per ounce, respectively, in the second quarter 2015. The improvement reflects progress in optimizing mining and milling processes and the rollout of cost improvement initiatives that were implemented at Rosebel in 2014.

Compared to the third quarter 2014, total cash costs per ounce produced were 13% lower mainly due to higher production, lower fuel prices and mill consumables, and lower royalties due to a lower gold price. All-in sustaining costs were 20% lower than the same period in 2014 primarily due to lower cash costs, lower sustaining capital expenditures and higher sales. Sustaining capital expenditures in the third quarter 2015 were $13.5 million, a decrease of $4.3 million from the same prior year period.

The political circumstances in Burkina Faso in September in advance of an election which was planned for October were short-lived, reflecting widespread opposition from both domestic and international interests. There was no impact on Essakane's production during the third quarter 2015. There was a temporary delay in an end-of-quarter gold shipment leaving the country; the sale of those ounces was recorded in the fourth quarter 2015. Stability in the country has been restored and democratic elections are currently anticipated in November 2015.

Sadiola Mine - Mali (IAMGOLD Interest – 41%)

Sadiola produced 17,000 attributable ounces in the third quarter 2015. This was unchanged from the second quarter 2015 mainly due to lower grades offset by higher throughput.

Compared to the third quarter 2014, production was lower by 4,000 ounces primarily due to lower grades.

Total cash costs in the third quarter 2015 were $661 per ounce produced and all-in sustaining costs were $695 per ounce sold. This compared to total cash costs per ounce of $658 and all-in sustaining costs per ounce of $706 in the previous quarter.

Compared to the third quarter 2014, total cash costs per ounce produced were 32% lower and all-in sustaining costs 35% lower. The decrease in unit costs was primarily due to lower prices for fuel and other consumables and favourable foreign exchange rates, partially offset by lower gold production.

The results of the reverse circulation drilling program testing remnant oxide targets have returned encouraging results. These will be assessed as part of the year-end reserves and resources update and incorporated into a revised mining plan. A preliminary assessment indicates the potential to extend the mining and milling of oxides into early 2018. We continue to update the feasibility study on the sulphide expansion project and with our partner, AngloGold Ashanti, to look at options to extend the life of the mine.

EXPLORATION

(Refer to the third quarter MD&A for additional disclosure)

In the third quarter 2015, expenditures for exploration and project studies totaled $8.2 million, of which $6.5 million was expensed and $1.7 million was capitalized. This compares to a total of $14.9 million for the same period in 2014. We have lowered our 2015 exploration guidance for the year to $50 million from $56 million. Of the $50 million, $15 million will be capitalized and is included in our $230 million capital spending guidance for 2015.

Boto Gold – Senegal
As indicated in our second quarter 2015 news release, the infill delineation drilling program initiated in 2014 on the Malikoundi deposit at our Boto project for the purpose of upgrading the resource has been completed. In the third quarter 2015, work continued to validate and incorporate all drilling results into a revised resource model and to finalize pit parameters to be used to update the resource estimate.  A metallurgical testing program using composite samples prepared from selected core samples continued during the quarter at SGS in Lakefield, Ontario. We continue to conduct various technical and environmental studies to advance the economic evaluation of the project.

Pitangui – Brazil
The resource delineation drilling program initiated in 2014 on the São Sebastião deposit on our wholly-owned Pitangui project in Minas Gerais state, Brazil, was completed during the third quarter 2015. Approximately 2,200 metres of diamond drilling were completed to continue to upgrade resources within the core area of the São Sebastião resource on 50 x 50 metre drill hole spacing. All results will be incorporated into an updated resource model. Upon completion of the infill program, drilling commenced to test various electromagnetic ("EM") anomalies identified on the property from the airborne EM survey completed in 2014. These anomalies are similar to the EM anomaly observed at the São Sebastião deposit and represent priority exploration targets for future drilling programs.

Siribaya – Mali (Joint Venture with Merrex Gold Inc.)
In the third quarter 2015, final assay results from the delineation drilling program completed in the first half of the year on the newly discovered Diakha prospect were reported.  Highlights include: 34 metres grading 11.99 g/t Au, including 18 metres grading 18.10 g/t Au; 20 metres grading 5.14 g/t Au, including 6 metres grading 13.02 g/t Au; and 16 metres grading 7.76 g/t Au, including 11 metres grading 10.61 g/t Au and a further 14 metres grading 5.93 g/t Au (refer to Merrex news releases dated August 5 and September 22, 2015). All results are being incorporated into a geological model to support the estimation of a 43-101 compliant mineral resource by year end.  In addition, composite samples have been selected and prepared from material obtained from the drilling program and forwarded to SGS in Lakefield, Ontario for a preliminary metallurgical testing program. Initial test work will involve the evaluation of gold recoveries as well as comminution testing, such as rod and ball mill grindability.

Eastern Borosi – Nicaragua (Option Agreement with Calibre Mining Corporation)
In the third quarter 2015, final assay results were received from the 2015 diamond drilling program completed to drill test selected gold-silver vein systems. Assay results from the Blag vein system reported by Calibre include: 5.37 metres grading 2.99 g/t Au and 31.60 g/t Ag, 19.16 metres grading 1.11 g/t Au and 223.40 g/t Ag, 9.44 metres grading 0.69 g/t Au and 488.60 g/t Ag and 4.58 metres grading 7.84 g/t Au and 6.00 g/t Ag (refer to Calibre news release dated July 20, 2015). The planned 2015 exploration program is now complete and the results will be compiled and assessed to guide future programs.

Monster Lake – Canada (Option Agreement with TomaGold Corporation)
The Monster Lake project, located 50 kilometres southwest of Chibougamau, is held under an earn-in option to joint venture agreement with TomaGold Corporation. On October 30, 2015, IAMGOLD and TomaGold amended the option to allow IAMGOLD to earn an immediate undivided 50% interest in the property for a cash payment of C$3.2 million, and to have an additional option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a further C$10.0 million on the project within a seven year period, beginning January 1, 2015. Should a development decision be made by the joint venture, or should the joint venture declare commercial production, TomaGold would be entitled to a further C$1.0 million payment.

In the third quarter 2015, we completed the summer field program and compiled the exploration results to finalize a further program of diamond drilling. During the quarter, we completed 940 metres of a 4,000 metre drilling program targeting the Megane-325 zone, as well as priority targets following encouraging exploration results. The drilling program is expected to continue through the fourth quarter 2015.

End Notes (excluding tables)

[1]	This is a non-GAAP measure. Refer to the reconciliation in the non-GAAP performance measures section of the MD&A.
[2]	The DART refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Wednesday, November 4, 2015 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s third quarter 2015 operating performance and financial results.  A webcast of the conference call will be available through IAMGOLD`s website www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialling: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the heading "Third Quarter 2015 Overview", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "will", "should", "continue", "expect", "estimate", "plan", "guidance", "outlook", "potential", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel, and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in the price of gold, costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743 Mobile: (647) 403-5520; Laura Young, Director, Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952 Mobile: (416) 670-3815, Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:05e 03-NOV-15